**SYNEX INTERNATIONAL INC.**
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

04 FEB 24 AM 7:21

04010075

February 17, 2004

L1004-14/4

**SECURITIESAND EXCHANGE COMMISSION**
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-862

SUPPL

**REFERENCE 82-8362**
**FILING OF CORPORATE INFORMATION**

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. Interim Report to Shareholders for the six months ended December 31, 2003 (3 copies).

2. News Release dated January 27, 2004 and entitled "Mears Creek Hydroelectric Plant in Commercial Operation" (1 copy).

3. News Release dated February 9, 2004 and entitled "Second Quarter Report for Fiscal 2004" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Yours truly,
**SYNEX INTERNATIONAL INC.**

Alan W. Stephens
Corporate Secretary

L1004.14.SECfiling

2/25

82- 8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

04 FEB 24 ... 7:21

TSE : SXI

January 27/2004

**MEARS CREEK HYDROELECTRIC PLANT IN COMMERCIAL OPERATION**

Synex International Inc announces that its wholly owned subsidiary, Synex Energy Resources Ltd, has completed the commissioning of its 4MW Mears Creek Hydroelectric Plant and is now delivering electricity commercially to BC Hydro and Power Authority.

The Mears Creek Generating Station is located 20 km north of Gold River on Vancouver Island, British Columbia and is projected to have annual revenue of over $1 million, escalating annually by one-half of the Consumer Price Index during the life of the 20-year electricity purchase agreement with BC Hydro.

Synex International Inc is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/

82-8362

# SYNEX INTERNATIONAL INC.
# NEWS RELEASE

TSE : SXI

February 9, 2004

## SYNEX INTERNATIONAL INC.
## SECOND QUARTER REPORT FOR FISCAL 2004

Revenue for the first six months of fiscal 2004 decreased to $463,629 as compared to $738,983 for the corresponding period in the previous year. The decrease in revenue is mostly due to increased efforts on the Mears Creek Hydro Project, resulting in lower revenue from external engineering clients and lower interest income from the energy division. The net loss after tax for the first six months of fiscal 2004 was $151,385 as compared to net loss after tax of $16,439 in the first six months of fiscal 2003.

**Energy Division:** Revenue for the first six months decreased to $120,896 from $807,838 from the previous year with a segment operating loss of $72,405 as compared to a profit of $493,272 in the corresponding period in the previous year. A portion of the gain on sale of Synex Systems Corporation was included in the fiscal 2003 results.

At June 30, 2003, Synex Energy had a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest and associated costs were secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the first quarter, the energy division completed the foreclosure on the real estate assets of Wolverine and proceeded with the necessary actions to acquire the other assets. On November 7, 2003, Wolverine Power Corporation filed for protection from creditors under United States bankruptcy laws. As of December 31, 2003, the hearings associated with the bankruptcy filing were not completed.

The construction of the 4MW Mears Creek Hydro Plant was substantially completed by December 31, 2003. Subsequent to the end of the quarter, BC Hydro confirmed that as of January 26, 2004, the Plant had met the conditions for commercial operation and electricity sales had commenced. The Plant is scheduled to be fully constructed prior to the end of fiscal 2004 and have annualized revenue of over $1 million.

There are three other projects in the early stages of development, namely, the Kyuquot Utility, the 3MW McKelvie Creek Hydro Project and the 3MW Cypress Creek Hydro Project.

During the second quarter, the energy division terminated the electricity purchase agreement with BC Hydro for the McKelvie Creek Hydro Project due to higher than expected cost estimates. It is now expected that the Project will be developed over a longer time period with attendant lower construction costs and an improved future electricity purchase agreement. Also during the second quarter, the energy division executed an electricity purchase agreement with BC Hydro for the Cypress Creek Hydro Project, to be located near the Mears Creek Hydro Plant.

The energy division has an interest in the 112MW Forrest Kerr Project through its ownership of nearly 900,000 shares of Coast Mountain Power Corp, a public company trading on the TSX Venture Exchange. During the second quarter, Coast Mountain executed an electricity purchase agreement with BC Hydro in respect of the Project and raised proceeds of over $5 million through issuance of shares and warrants.

**Engineering Division:** The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue for the first six months of fiscal 2004 from external customers was $311,364 as compared to $439,868 in the previous year and segment operating profit decreased to $62,903 from $68,128. The decrease in revenue from external customers was a result of increased work by the engineering division on the Mears Creek Hydro Plant.

**Outlook:** The commencement of electricity sales from the Mears Creek Hydro Plant will significantly increase the revenue and earnings of the Company, as during the first six months of fiscal 2004, no revenue or income was accrued from the equity invested in energy projects. With the completion of the Mears Plant, we will focus our attention on the other development opportunities of the Company.

Greg Sunell, President
400 – 1444 Alberni Street, Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 309 Fax (604) 688 1286
E-mail: gsunell@synex.com Web Site: www.synex.com/

82- 8362



# Synex International Inc.

## Second Quarter Report

For six months ended December 31, 2003

2004

**Synex International Inc**

# Consolidated Balance Sheets

(unaudited)

| | | December 31 2003 | June 30 2003 |
|---|---|---|---|
| **Assets** | | | |
| Current | | | |
| Cash and cash equivalents | $ | **463,771** | 1,391,975 |
| Accounts receivable | | **1,356,467** | 967,318 |
| Prepaid expenses | | **20,304** | 41,837 |
| Future income taxes | | **25,834** | 45,968 |
| | | **1,866,376** | 2,447,098 |
| Loan receivable | | **4,024** | 1,844,643 |
| Property, plant and equipment | | **2,401,176** | 102,515 |
| Future income taxes | | **135,544** | 133,620 |
| Projects in Development and other assets | | **5,660,052** | 1,870,517 |
| | $ | **10,067,172** | 6,398,393 |

| | | | |
|---|---|---|---|
| **Liabilities** | | | |
| Current | | | |
| Accounts payable and accrued liabilities | $ | **205,295** | 362,628 |
| | | **205,295** | 362,628 |
| Loan payable | | **3,100,000** | 0 |
| Accrued liabilities and provisions | | **585,000** | 585,000 |
| | | **3,890,295** | 947,628 |
| **Shareholders' equity** | | | |
| Capital stock | | **5,592,637** | 4,715,140 |
| Retained earnings | | **584,240** | 735,625 |
| | | **6,176,877** | 5,450,765 |
| | $ | **10,067,172** | 6,398,393 |

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

**Synex International Inc**

# Consolidated Statements of Income (Loss) & Retained Earnings

(unaudited)

| | | Three months ended Dec 31 2003 | Three months ended Dec 31 2002 | Six months ended Dec 31 2003 | Six months ended Dec 31 2002 |
|---|---|---|---|---|---|
| **Revenue** | $ | **234,827** | 395,934 | **463,629** | 738,983 |
| **Expenses** | | | | | |
| Amortization | | **22,526** | 13,595 | **44,815** | 22,992 |
| *Selling, general and administrative* | | **280,389** | 443,273 | **551,989** | 710,330 |
| | | **302,915** | 456,868 | **596,804** | 733,322 |
| Income (loss) before provision for income taxes | | **(68,088)** | (60,934) | **(133,175)** | 5,661 |
| Provision for income taxes | | **0** | 5,250 | **18,210** | 22,100 |
| Net income (loss) from continuing operatons | | **(68,088)** | (66,184) | **(151,385)** | (16,439) |
| Net income from discontinued operations | | **0** | 0 | **0** | 28,262 |
| Gain on disposal of investment, net of income taxes | | **0** | 2,176,094 | **0** | 2,176,094 |
| **Net income (loss) for the period** | | **(68,088)** | 2,109,910 | **(151,385)** | 2,187,917 |
| Retained earnings (deficit) at beginning of period | | **652,328** | (727,790) | **735,625** | (805,797) |
| **Retained earnings at end of period** | $ | **584,240** | 1,382,120 | **584,240** | 1,382,120 |
| **Earnings per share for the period :** | | | | | |
| Income (loss) from continuing operations | $ | **0.00** | 0.00 | **(0.01)** | 0.00 |
| Net income (loss) | $ | **0.00** | 0.14 | **(0.01)** | 0.14 |
| **Fully diluted earnings per share for the period :** | | | | | |
| Income (loss) from continuing operations | $ | **0.00** | 0.00 | **(0.01)** | 0.00 |
| Net income (loss) | $ | **0.00** | 0.13 | **(0.01)** | 0.14 |
| **Weighted average number of common shares outstanding :** | | | | | |
| Basic | | **17,360,666** | 15,221,083 | **17,360,666** | 15,221,083 |
| Fully diluted | | **17,687,666** | 15,961,083 | **17,687,666** | 15,961,083 |

**Synex International Inc**

# Consolidated Statements of Cash Flows

(unaudited)

| | | Three months ended Dec 31 2003 | Three months ended Dec 31 2002 | Six months ended Dec 31 2003 | Six months ended Dec 31 2002 |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Net loss | $ | **(68,088)** | (66,184) | **(151,385)** | (16,439) |
| Amortization | | **22,526** | 13,595 | **44,815** | 22,992 |
| Future income taxes | | **0** | 98,659 | **18,210** | 110,259 |
| | | **(45,562)** | 46,070 | **(88,360)** | 116,812 |
| Changes in operating assets and liabilities : | | | | | |
| Decrease (increase) in accounts receivable | | **(457,291)** | 354,151 | **(389,151)** | 240,546 |
| Decrease in prepaid expenses | | **10,768** | 23,845 | **21,535** | 31,043 |
| Decrease in accounts payable and accrued liabilities | | **(113,563)** | (172,294) | **(157,333)** | (130,342) |
| | | **(605,648)** | 251,772 | **(613,309)** | 258,059 |
| **Financing activities** | | | | | |
| Loan payable | | **3,100,000** | 0 | **3,100,000** | 0 |
| Common shares issued | | **10,000** | 0 | **877,497** | 8,000 |
| | | **3,110,000** | 0 | **3,977,497** | 8,000 |
| **Investing activities** | | | | | |
| Loan receivable | | **(1,000)** | (358,842) | **1,840,619** | (308,842) |
| Energy project development costs | | **(2,483,168)** | (315,123) | **(3,822,599)** | (439,008) |
| Property, plant and equipment additions | | **117,656** | (10,533) | **(2,310,872)** | (2,341) |
| Investments | | **138** | (193,114) | **460** | (193,114) |
| | | **(2,366,374)** | (877,612) | **(4,292,392)** | (943,305) |
| Increase (decrease) in cash and cash equivalents from continuing operations during the period | $ | **137,978** | (625,840) | **(928,204)** | (677,246) |
| Increase (decrease) in cash and cash equivalent from discontinued operations during the period (Note 3) : | | | | | |
| Operations | | **0** | (2,891) | **0** | (200,150) |
| Capital assets | | **0** | 114,996 | **0** | 114,996 |
| Investments | | **0** | 2,176,094 | **0** | 2,176,094 |
| Cash and cash equivalents at beginning of period | | **325,793** | 307,825 | **1,391,975** | 556,490 |
| **Cash and cash equivalents at end of period** | $ | **463,771** | 1,970,184 | **463,771** | 1,970,184 |
| **Supplemental disclosure of cash flow information :** | | | | | |
| Cash payment for taxes | $ | **0** | 5,250 | **0** | 20,250 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :**

**1. BASIS OF PRESENTATION**

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2003 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2003 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

## Synex International Inc

### 2. BUSINESS SEGMENTS
**Three months ended December 31st**
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, and the provision of engineering and project management services.

| 2003 | | Energy | Software | Engineering | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| Total revenue | $ | 70,496 | - | 317,631 | 107,937 | 496,064 |
| Inter-segment revenue | | 24,557 | - | 141,564 | 95,116 | 261,237 |
| Revenue from customers | $ | 45,939 | - | 176,067 | 12,821 | 234,827 |
| Segment operating profit (loss) | | (46,122) | - | 34,507 | - | (11,615) |
| Corporate general expenses | | | | | | 56,473 |
| Corporate income taxes | | | | | | - |
| Net loss for the period | $ | | | | | (68,088) |
| Identifiable assets | $ | 9,299,320 | - | 383,944 | 383,908 | 10,067,172 |
| Capital expenditures | $ | 2,354,898 | - | 10,614 | - | 2,365,512 |
| Amortization | $ | 16,660 | - | 3,000 | 2,866 | 22,526 |

| 2002 | | Energy | Software | Engineering | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| Total revenue | $ | 711,225 | - | 295,611 | 1,731,032 | 2,737,868 |
| Inter-segment revenue | | - | - | 100,722 | 65,118 | 165,840 |
| Revenue from customers | $ | 711,225 | - | 194,889 | 1,665,914 | 2,572,028 |
| Discontinued operations | | | | | | (2,176,094) |
| Other | | | | | | - |
| Revenue | | | | | | 395,934 |
| Segment operating profit | | 480,154 | - | 28,773 | 1,665,097 | 2,174,024 |
| Corporate general expenses | | | | | | 58,864 |
| Corporate income taxes | | | | | | 5,250 |
| Net income for the period | $ | | | | | 2,109,910 |
| Identifiable assets | $ | 3,400,742 | - | 601,432 | 2,340,982 | 6,343,156 |
| Capital expenditures | $ | 325,274 | (117,889) | 3,275 | - | 210,660 |
| Amortization | $ | 2,334 | - | 7,626 | 3,635 | 13,595 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| Countries | | 2003 | 2002 |
|---|---|---|---|
| Canada | $ | 234,827 | 2,519,993 |
| United States | | - | 52,035 |
| United Kingdom | | - | - |
| Other Countries | | - | - |
| Total | $ | 234,827 | 2,572,028 |

All of the company's long-lived assets are located in North America.

## Synex International Inc

**2. BUSINESS SEGMENTS - continued**
**Six months ended December 31st**
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002), and the provision of engineering and project management services.

| **2003** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 145,453 | - | 619,448 | 202,460 | 967,361 |
| Inter-segment revenue | | 24,557 | - | 308,084 | 171,091 | 503,732 |
| Revenue from customers | $ | 120,896 | - | 311,364 | 31,369 | 463,629 |
| Segment operating profit (loss) | | (72,405) | - | 62,903 | - | (9,502) |
| Corporate general expenses | | | | | | 123,673 |
| Corporate income taxes | | | | | | 18,210 |
| Net loss for the period | $ | | | | | (151,385) |
| Identifiable assets | $ | 9,299,320 | - | 383,944 | 383,908 | 10,067,172 |
| Capital expenditures | $ | 6,122,560 | - | 10,911 | - | 6,133,471 |
| Amortization | $ | 33,351 | - | 5,731 | 5,733 | 44,815 |

| **2002** | | **Energy** | **Software** | **Engineering** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| Total revenue | $ | 807,838 | 705,710 | 605,829 | 1,902,184 | 4,021,561 |
| Inter-segment revenue | | | 2,000 | 165,961 | 232,813 | 400,774 |
| Revenue from customers | $ | 807,838 | 703,710 | 439,868 | 1,669,371 | 3,620,787 |
| Discontinued operations | | | | | | (2,879,804) |
| Other | | | | | | (2,000) |
| Revenue | | | | | | 738,983 |
| Segment operating profit | | 493,272 | 108,591 | 68,128 | 1,665,097 | 2,335,088 |
| Corporate general expenses | | | | | | 115,321 |
| Corporate income taxes | | | | | | 31,850 |
| Net income for the period | $ | | | | | 2,187,917 |
| Identifiable assets | $ | 3,400,742 | - | 601,432 | 2,340,982 | 6,343,156 |
| Capital expenditures | $ | 452,159 | (114,996) | 4,190 | (15,000) | 326,353 |
| Amortization | $ | 4,667 | 10,255 | 10,597 | 7,727 | 33,246 |

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

| **Countries** | | **2003** | 2002 |
|---|---|---|---|
| Canada | $ | 463,629 | 2,889,060 |
| United States | | - | 635,392 |
| United Kingdom | | - | 81,191 |
| Other Countries | | - | 15,144 |
| Total | $ | 463,629 | 3,620,787 |

All of the company's long-lived assets are located in North America

## Synex International Inc

### 3. ACCOUNTS RECEIVABLE

| | | Dec 31 2003 | Jun 30 2003 |
|---|---|---|---|
| Accounts receivable - Trade | $ | **551,271** | 337,719 |
| Security deposits, interest and other | | **805,196** | 629,599 |
| Total | $ | **1,356,467** | 967,318 |

### 4. SUBSEQUENT EVENTS

The Company's wholly owned subsidiary, Synex Energy Resoources Ltd., achieved commercial operation of its 4MW Mears Creek Hydroelectric Plant as at January 26, 2004 and is now delivering electricity to BC Hydro and Power Authority.

## Synex International Inc.

**Stock Exchange Listing**
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

**Auditors**
Dale Matheson Carr-Hilton
Chartered Accountants
Suite 1700 – 1140 West Pender Street
Vancouver, B.C. V6E 4G1

**Solicitors**
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

**Registrar and Transfer Agent**
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

**Bankers**
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

**Head Office**
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

**Website**
www.synex.com
Email: gsunell@synex.com